1155 Avenue of the Americas, Floor 26 New York, New York 10036 Dial: 646.593.7050

January 19, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Andi Carpenter
Patrick Fullem
Melissa Gilmore
Asia Timmons-Pierce

Re:	Loar Holdings Inc. Draft Registration Statement on Form S-1 Submitted December 15, 2023 CIK No. 0002000178

Ladies and Gentlemen:

On behalf of our client, Loar Holdings, LLC (to be converted to a corporation to be known as Loar Holdings Inc., the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated January 10, 2024 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing it together with this response letter (the “Revised Registration Statement”). The Revised Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Revised Registration Statement, submitted on the date hereof, where the revised language addressing a particular comment appears.

Draft Registration Statement on Form S-1 submitted December 15, 2023

General

1.	Please include an organization chart of your entire business, including subsidiaries.

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Revised Registration Statement.

www.beneschlaw.com

United States Securities and Exchange Commission

January 19, 2024

2.	We note the table of contents and Summary begin on page 1. Please reconcile.

In response to the Staff’s comment, the Company has revised the page numbers on pages i – iv of the Revised Registration Statement.

3.	Please disclose the approximate number of holders of each class of common equity as of the latest practicable date. Refer to Item 201(b)(1) Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Revised Registration Statement and will provide the approximate number in a pre-effective amendment to the Registration Statement.

Summary, page 1

4.	Please balance the description of your competitive strengths with equally prominent disclosure of the challenges you face.

In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Revised Registration Statement. The Company also respectfully directs the Staff to the additional disclosures included in the “Summary” section regarding the challenges it faces as well as the disclosure under “Summary of Risk Factors.”

Industry and Market Data, page 2

5.

We note your statement that you have not independently verified any third-party information contained in the prospectus. This statement may imply an inappropriate disclaimer of responsibility with respect to such information. Please either delete this statement or specifically state that you are liable for such information.

In response to the Staff’s comment, the Company has revised the disclosure on page ii of the Revised Registration Statement.

6.

We note that the prospectus includes industry and market data based on information from several third-party sources. Please tell us if you commissioned any of the industry or market data that you reference in the prospectus and, if so, file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or advise.

The Company supplementally advises the Staff that it did not commission any of the industry or market data that it references in the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

7.

We note your disclosure that lingering supply chain disruptions stemming from the COVID-19 pandemic may lead to higher material and labor costs. We also note your disclosure that you are currently experiencing supply shortages and inflationary

United States Securities and Exchange Commission

January 19, 2024

pressures for certain components and raw materials. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

In response to the Staff’s comment, the Company has revised the disclosure on page 53 of the Revised Registration Statement.

8.

We note that you have experienced supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

In response to the Staff’s comment, the Company supplementally advises the Staff that no known trends or uncertainties have resulted from the mitigation efforts described on page 59 of the Revised Registration Statement and that such efforts have not introduced any new material risks.

Credit Agreement, page 54

9.

In a future filing, please disclose the amount outstanding under the credit agreement, including the delayed draw term loans, incremental term loans, and the revolving line of credit. Please also disclose the maturity date and average interest rate under the credit agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 55 of the Revised Registration Statement.

Inflation Risk, page 59

10.	Please update your disclosure in a future filing to identify actions planned or taken, if any, to mitigate inflationary pressures.

In response to the Staff’s comment, the Company supplementally advises the Staff that it has not taken any actions to mitigate inflation pressures beyond those described on page 59 of the Revised Registration Statement, and the Company does not currently expect to take any material actions to mitigate inflationary pressures beyond those described in the Revised Registration Statement. If the Company’s expectations change, it will disclose any such material actions in a pre-effective amendment to the Registration Statement.

Business, page 61

11.	We note the graphic on pages 2 and 62. Please revise to improve the legibility.

In response to the Staff’s comment, the Company revised the graphic on pages 2 and 62 of the Revised Registration Statement.

United States Securities and Exchange Commission

January 19, 2024

Intellectual Property, page 69

12.

We note your disclosure that you rely on patents, trademarks, trade secrets and proprietary knowledge and technology. Please disclose the duration of your intellectual property. Refer to Item 101(h)(4)(vii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 69 and 70 of the Revised Registration Statement and will complete such disclosure in a pre-effective amendment to the Registration Statement.

Certain Relationships and Related Party Transactions Credit Agreement Lender, page 79

13.	Please revise to disclose the maturity date of each loan.

In response to the Staff’s comment, the Company has revised the disclosure on page 80 of the Revised Registration Statement.

Principal Stockholders, page 82

14.

Please revise to identify the natural person(s) with voting and/or dispositive control over the shares held by Abrams Capital Management, L.P., GPV Loar LLC, GSO Capital Partners LP. Refer to Item 403 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 83 of the Revised Registration Statement.

Exclusive Forum, page 88

15.

We note your disclosure here that the federal district courts of the United State of America shall be the exclusive forum for actions arising under the Securities Act. Please also state that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We also note your disclosure on page 40 that the federal district courts of the United States of America shall be the exclusive forum for actions arising under the Securities Act and Exchange Act. Please reconcile this with your disclosure on page 89.

In response to the Staff’s comment, the Company has revised the disclosure on pages 40 and 89 of the Revised Registration Statement.

United States Securities and Exchange Commission

January 19, 2024

Index to Consolidated Financial Statements, page F-2

16.	Please update your company’s financial statements and other financial information to comply with the requirements of Rule 3-12 of Regulation S-X.

The Company acknowledges the updating requirements of Rule 3-12 of Regulation S-X and advises the Staff that it will include audited financial statements as of and for the year ended December 31, 2023 in a pre-effective amendment to the Registration Statement.

Environmental Costs, page F-17

17.

We note your environmental liability at December 31, 2022. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for this matter, please either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50-3 and 50-4.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the likelihood a loss exceeding amounts already recognized may be incurred is remote.

* * * * *

Please do not hesitate to contact Aslam A. Rawoof at (646) 328-0498 with any questions you may have regarding this confidential submission or if you wish to discuss any of the above responses.

Very truly yours,

BENESCH, FRIEDLANDER, COPLAN & ARONOFF LLP

/s/ Aslam A. Rawoof

Aslam A. Rawoof

cc:	Loar Holdings, LLC
Dirkson Charles

cc:	Benesch, Friedlander, Coplan & Aronoff LLP
Sean T. Peppard

cc:	Ropes & Gray LLP
Craig E. Marcus
Tara Fisher